                                            October 2, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:    Stephen Krikorian,
                      Accounting Branch Chief

RE:    Elron Electronic Industries Ltd.
           Form 20-F for the year ended December 31, 2006
           Filed June 27, 2007
           File No. 000-11456

Dear Ladies and Gentlemen:

On behalf of Elron Electronic Industries Ltd. (“Elron” or the “Company”), we have provided below Elron's responses to the comment letter dated August 29, 2007, received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on August 30, 2007, relating to Elron’s Form 20-F for the year ended December 31, 2006 (the “2006 20-F”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments.

Form 20-F for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Report of Independent Registered Accounting Firm-page 2

1.
Comment:    We note that the Report of the Independent Registered Accounting Firm for Elron Electronic Industries Ltd. references financial statements of certain affiliates that were audited by other auditors. In regard to these other auditors' opinion, tell us how you considered the guidance in Rule 2-05 of Regulation S-X and Item 8.A.2 of Form 20-F, that audited financial statements should be provided for the latest three financial years. Specifically, please explain why audit reports for the year ended December 31, 2006 have not been provided for A.M.T. Advanced Metal Technologies. Ltd., Notal Vision, Inc., and Oncura, Inc. and the audit reports for the years ended December 31, 2006 and 2005 have not been provided for ChipX Incorporated and ChipX (Israel) Limited. As part of your response, tell us how you considered paragraph 19(g) of APB 18.

Response:

Item 2-05 of Regulation S-X provides that if with respect to the examination of the financial statements, part of the examination is made by an independent accountant other than the principal accountant and the principal accountant elects to place reliance on the work of the other accountant and makes reference to that effect in his report, the separate report of the other accountant shall be filed.  Item 8.A.2 of Form 20-F provides that a report on Form 20-F should include comparative financial statements that cover the latest three financial years, audited in accordance with a comprehensive body of audit standards.

Elron’s annual financial statements included within the 2006 20-F were audited in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global ("KFGK"). KFGK’s report (the “Report” ) references financial statements of certain affiliates of Elron as of December 31, 2006 and 2005 and for each year in the three year period ended December 31, 2006 that were audited by other auditors. In accordance with Item 2-05 of Regulation S-X, copies of reports of other auditors that were relied on by KFGK and referenced in its Report are included in Elron’s 2006 20-F.  The reports of other auditors noted by the Staff in its comment relate to some but not all of the financial statements in the three-year period covered by the 2006 20-F.  The reasons the reports did not cover all financial statements as of and for the three years ended December 31, 2006 are as follows:

1. The report of PricewaterhouseCoopers LLP ("PWC"), with respect to the financial statements of ChipX Inc. as of and for the year ended December 31, 2004, was referred to in KFGK’s Report and included in Elron’s 2006 20-F.  In addition, because PWC’s report on ChipX Inc. referred to KFGK’s report on ChipX (Israel) Limited (“ChipX (Israel)”) for the same period, KFGK’s report on ChipX (Israel) was also included.

KFGK did not rely on PWC’s report on ChipX Inc.’s financial statements as of and for the year ended December 31, 2005 in KFGK’s Report due to the immateriality of ChipX Inc.’s financial statements to Elron’s consolidated financial statements in 2005. Accordingly, Elron did not provide PWC’s report for ChipX Inc. or KFGK’s report on ChipX (Israel) for the year ended December 31, 2005 in Elron's Form 20-F for fiscal year 2006.

The financial statements of both ChipX Inc. and ChipX (Israel) as of and for the year ended December 31, 2006 were audited by KFGK, the principal auditors of Elron. Accordingly, these financial statements were not audited by other auditors and Item 2-05 of Regulation S-X is not applicable.

2. The report of PWC with respect to the financial statements of Oncura Inc. as of December 31, 2005 and for each of the two years ended December 31, 2005 was referred to in KFGK’s Report and included in Elron’s 2006 20-F.

On December 8, 2006 Oncura Inc. was sold and Elron no longer had an indirect interest in Oncura Inc. The financial statements of Oncura Inc. as of December 8, 2006 and for the period from January 1, 2006 to December 8, 2006 were audited by KFGK, the principal auditors of

Elron. Accordingly, these financial statements were not audited by other auditors and Item 2-05 of Regulation S-X is not applicable.

3. The report of Kesselman & Kesselman, a member of PWC International limited (“Kesselman”), with respect to the financial statements of Notal Vision Inc. as of December 31, 2005 and for  the year ended December 31, 2005, was referred to in KFGK’s Report and included in Elron’s 2006 20-F.

For the years ended December 31, 2006 and 2004, KFGK did not refer to Kesselman’s reports with respect to the financial statements of Notal Vision Inc. due to the immateriality of Notal Vision Inc.’s financial statements to Elron’s consolidated financial statements in those years. Accordingly, such reports were not provided in Elron's 2006 20-F.

4. The report of Brightman Almagor & Co., a member of Delloitte Touche Tohmatsu, with respect to the financial statements of A.M.T Advanced Metal Technologies Ltd. (“AMT”) as of December 31, 2005 and for each of the two years ended December 31, 2005, was referred to in KFGK’s Report and included in Elron’s 2006 20-F.

The financial statements of AMT as of December 31, 2006 and for the year then ended were audited by KFGK, the principal auditors of Elron. Accordingly, these financial statements were not audited by other auditors and Item 2-05 of Regulation S-X is not applicable.

The report of Somech Chaikin, a member of KPMG International, with respect to the financial statements of Given Imaging Ltd. as of December 31, 2006 and 2005 and for each of the  three years in the period ended December 31, 2006, was referred to in KFGK’s Report and included in Elron’s 2006 20-F.

All of Elron's investees which are accounted for in its financial statements using the equity method provide timely financial statements as of Elron's reporting dates (December 31, March 31, June 30 and September 30). As a result, paragraph 19(g) of APB 18 has not been applied, as there is no lag in reporting periods.

Note 3. Business Combinations and Sale of Businesses

c. Enure, page 22

2.
Comment:    We note that you had control over Enure upon your initial investment in October 2005, and, therefore, Enure's financial statements were consolidated in the Company's consolidated financial statements. Identify the accounting literature relied upon in initially consolidating Enure. In this regard, you indicate that Enure is a variable interest entity. As such, explain to us how you considered FIN 46(R).

Response:

Consolidation of Enure's financial statements in 2005

During October 2005 Elron invested $4 million in Enure in consideration for Series A Preferred shares. Elron's Series A Preferred shares represented 57.16% of the shareholders voting power at the general meeting of Enure. (According to the Articles of Association of Enure, every shareholder shall have one vote for each share held of record, on an as converted basis, on every resolution.) In 2005 Elron was the sole holder of Enure’s Series A Preferred shares.

At the time of the investment, Enure was considered to be a development stage company as it had not yet commenced its planned principal operations. Accordingly, Elron considered Paragraphs 5 and 11 of FIN 46(R) and examined whether: (1) it can be demonstrated that the equity invested in Enure is sufficient to permit it to finance its then current activities, i.e., to achieve its next significant milestone, and (2) the investment documents allow additional equity investments. Due to the simple capital structure of Enure (Enure raised funds only by issuing different types of stock, which are considered to be equity at risk) and the fact that Enure is a development stage entity, Elron used qualitative factors in order to demonstrate that Enure’s invested equity was sufficient to finance the activities in which it was engaged at the time of the investment. At the date of the investment, Enure’s variable interests consisted only of equity variable interests with no debt. Additionally, according to Enure’s financial forecasts it was demonstrated that Enure had enough resources at that time to reach the next significant milestone, which included completion of its first software launch, release of product to its first customer, initiation of marketing and assembling of its sales force, without obtaining additional subordinated financial support. Also, Enure’s investment documents allowed additional equity investments. Accordingly, and since the characteristics of Enure’s equity investment at risk did not violate the provisions of paragraph 5(b) or 5(c) of FIN 46(R), Elron determined that Enure was not a variable interest entity ("VIE") at the time of investment in 2005. As such, the provisions of FIN 46(R) were not applied.

As Elron's investment in Enure during 2005 was not considered to be an investment in a VIE under FIN 46(R), Elron considered whether it should consolidate Enure according to ARB 51 and SFAS 94 “Consolidation of Majority Owned Subsidiaries.”

According to paragraph 2 of ARB 51 (as amended by SFAS 94): "The usual condition for a controlling financial interest is ownership of a majority voting interest, and therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation...”

 As noted above, Elron was issued Series A Preferred stock representing 57.16% of the shareholders’ voting interest in Enure, thereby giving Elron the majority voting power at the general meetings of shareholders of Enure. Such voting power enabled Elron to control all decisions in Enure, as with a 57.16% voting interest no party could have blocked Elron’s decisions, including any decision to change the relevant clauses in the Articles of Association determining the composition of the Board of Directors.

It should be noted that the minority shareholders in Enure did not receive any special voting rights or any veto rights, nor did they enter into voting agreements with each other. Accordingly, with regard to voting matters, the shareholders had only the rights included in Enure’s Articles of Association.

Based on the items discussed above, Elron concluded that it had control over Enure. Consequently, Enure’s financial statements were consolidated within Elron's consolidated financial statements from October 2005 through August 2006.

FIN 46(R) consideration regarding Elron's investment in Enure in 2006:

On August 10, 2006 (the "Additional Investment Date"), Enure completed an additional $4 million financing round, of which Elron invested $0.5 million and a new investor invested $3.5 million in consideration for shares of the same Series A Preferred stock issued by Enure to Elron in 2005. As a result of the additional financing round, Elron's holdings in Enure decreased from 57.16% to 40.92% of the shareholders' voting power at the general meetings of Enure.

Following the additional investment, Elron reconsidered the provisions of FIN 46(R), since the additional investment was a “reconsideration event” under paragraph 7(d) of FIN 46 (R). As of the Additional Investment Date, Enure was still a development stage company, since it had not yet generated significant revenues from its principal operations. Based on qualitative factors, Elron concluded that Enure’s equity investment after the additional investment will not be sufficient to complete its then current activities without additional subordinated financial support. Enure's next significant milestone was to reach potential and strategic customers, expand its operations overseas and achieve targets of revenues. Based on Enure’s own projections and plans and Elron's considerations regarding reasonable deviations from those projections and plans, it was concluded on the additional investment date that additional subordinated financial support will be required in order for Enure to reach the aforementioned milestone. Accordingly, pursuant to Paragraph 5 of FIN 46(R) Elron concluded that Enure is a VIE.

As a result of concluding that Enure is a VIE, Elron applied paragraph 14 of FIN 46(R) in order to determine whether Elron is the "Primary Beneficiary" of Enure. The analysis was done by allocating the expected outcomes of Enure to Enure’s variable interest holders pursuant to the contractual arrangements among the parties. The probability weighted average present value of the allocated outcomes was calculated separately for each variable interest holder and then used to compute each variable interest holder’s expected losses and expected residual returns based on the potential variability of the different estimated outcomes from the weighted average present value, which is the fair value of each holder’s variable interest. The expected outcomes were calculated based on the cash flow method as described in FASB concept statement no. 7, “Using cash flow information and present value in accounting measurements.” Based on such analysis, Elron determined that its variable interest in Enure does not absorb more than 50% of Enure's total expected losses or expected residual returns and as such, Elron is not considered to be the Primary Beneficiary of Enure. As a result, Enure's financial statements were not consolidated in Elron's consolidated financial statements beginning August 2006. Because Enure was considered a variable interest entity as of the Additional Investment Date, FAS 94 should not be applied.

Should you have any questions regarding this response, please contact me at 212-715-9486 or my colleague John Bessonette at 212-715-9182.

            Sincerely,

            /s/ Richard H. Gilden
            Richard H. Gilden